Nasdaq Regulation

Nasdaq

Eun Ah Choi
Vice President
Listing Qualifications

February 14, 2022

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on February 14, 2022 The Nasdaq Stock Market LLC (the "Exchange") received from Spark Networks SE (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

American Depository Shares*
Ordinary shares, €1.00 nominal value per share**

*Each American Depository Share represents one-tenth of an ordinary share
**The ordinary shares are indicated only in connection with the listing of the American Depositary Shares.

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking immediate acceleration of the effective date of registration, and we hereby join in such request.

Sincerely,

Eun Ah Choi